Exhibit 99.1

Exhibit 99.1 Unaudited Condensed Consolidated Financial Statements as of December 31, 2016 and March 31, 2016 and for the Three and Nine months Ended December 31, 2016 and 2015

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	At December 31,	At March 31,
	2016	2016
Assets
Current assets
Cash and cash equivalents	$47,862	$106,140
Short-term investments	54,423	—
Accounts receivable, net	38,275	33,738
Prepaid expenses and other current assets	6,715	7,362
Total current assets	147,275	147,240

Long-term investments	2,995	—
Property and equipment, net	30,124	24,806
Intangible assets, net	1,633	—
Goodwill	5,370	254
Other assets	2,179	2,827
Total assets	$189,576	$175,127

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$6,723	$2,891
Accrued expenses and other current liabilities	18,054	15,110
Deferred revenue	70,414	60,889
Current portion of long-term debt	2,454	4,910
Total current liabilities	97,645	83,800

Deferred revenue, net of current portion	10,229	9,151
Long-term debt	171	1,981
Other non-current liabilities	1,693	2,121
Total liabilities	109,738	97,053

Contingencies (Note 16)

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 55,121,038 and 54,216,738 shares issued and outstanding at December 31, 2016 and March 31, 2016, respectively	661	651
Additional paid-in capital	178,900	169,037
Accumulated deficit	(91,399)	(88,576)
Accumulated other comprehensive loss	(8,324)	(3,038)
Total shareholders' equity	79,838	78,074
Total liabilities and shareholders' equity	$189,576	$175,127

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Revenue	$48,333	$37,130	$134,154	$104,965
Cost of revenue	13,144	10,651	36,860	30,720
Gross profit	35,189	26,479	97,294	74,245
Operating expenses
Research and development	5,889	5,464	15,986	12,927
Sales and marketing	25,336	17,607	69,665	45,584
General and administrative	6,994	5,546	20,047	14,259
Total operating expenses	38,219	28,617	105,698	72,770
(Loss) income from operations	(3,030)	(2,138)	(8,404)	1,475
Other income (expense)
Interest income	164	13	307	42
Interest expense	(61)	(227)	(244)	(572)
Foreign exchange (expense) income	(81)	1,204	6,734	(1,896)
Total other income (expense), net	22	990	6,797	(2,426)
Loss before income taxes	(3,008)	(1,148)	(1,607)	(951)
Provision for income taxes	362	51	1,216	329
Net loss	$(3,370)	$(1,199)	$(2,823)	$(1,280)

Net loss per ordinary share - basic and diluted	$(0.06)	$(0.03)	$(0.05)	$(0.04)
Weighted-average number of ordinary shares outstanding:
Basic and diluted	54,949	42,514	54,625	36,409

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Net loss	$(3,370)	$(1,199)	$(2,823)	$(1,280)
Other comprehensive income (loss):
Net unrealized losses on investments, net of tax effects of $0 and $0 for the three and nine months ended December 31, 2016	(81)	—	(81)	—
Foreign currency translation adjustment	137	(1,396)	(5,212)	317
Comprehensive loss	$(3,314)	$(2,595)	$(8,116)	$(963)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine months ended December 31,
	2016	2015
Operating activities
Net loss	$(2,823)	$(1,280)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,703	7,942
Share-based compensation expense	7,949	5,929
Provision for doubtful accounts	83	37
Gain on disposal of fixed assets	(3)	(20)
Other non-cash items	66	81
Excess tax benefits related to exercise of share options	—	(76)
Unrealized currency (gain) loss on foreign denominated transactions	(6,293)	1,592
Changes in assets and liabilities:
Accounts receivable	(6,038)	(5,525)
Prepaid expenses and other current assets	509	(271)
Other assets	(38)	(16)
Accounts payable	2,451	(260)
Deferred revenue	15,204	9,959
Accrued expenses and other liabilities	2,847	1,152
Net cash provided by operating activities	22,617	19,244
Investing activities
Purchases of investments	(57,514)	—
Purchases of property and equipment	(13,357)	(10,775)
Payments for acquisitions	(5,574)	—
Net cash used in investing activities	(76,445)	(10,775)
Financing activities
Proceeds from exercises of share options	1,963	638
Excess tax benefits related to exercise of share options	—	76
Payments on debt	(3,629)	(4,120)
Proceeds from initial public offering, net of issuance costs	—	68,432
Net cash (used in) provided by financing activities	(1,666)	65,026
Effect of foreign exchange rates on cash	(2,784)	(414)
Net (decrease) increase in cash and cash equivalents	(58,278)	73,081

Cash and cash equivalents at beginning of period	106,140	32,890
Cash and cash equivalents at end of period	$47,862	$105,971

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$200	$398
Cash paid during the period for income taxes	$1,043	$45

Supplemental disclosure of non-cash investing and financing
Unpaid purchases of property and equipment	$2,068	$952
Unpaid deferred initial public offering issuance costs	$—	$162
Amounts due for acquisition of business	$600	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data, unless otherwise noted)

(unaudited)

1. Description of Business and Basis of Presentation

Mimecast Limited (Mimecast Jersey) is a public limited company organized under the laws of the Bailiwick of Jersey on July 28, 2015. On November 4, 2015, Mimecast Jersey changed its corporate structure whereby it became the holding company of Mimecast Limited (Mimecast UK), a private limited company incorporated in 2003 under the laws of England and Wales, and its wholly-owned subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Jersey. Upon the exchange, the historical consolidated financial statements of Mimecast UK became the historical consolidated financial statements of Mimecast Jersey.

Mimecast Jersey and its subsidiaries (together the Group, the Company, Mimecast or we) is headquartered in London, England. The principal activity of the Group is the provision of email management services. Mimecast delivers a software-as-a-service (SaaS) enterprise email management service for archiving, continuity, and security. By unifying disparate and fragmented email environments into one holistic solution from the cloud, Mimecast minimizes risk and reduces cost and complexity while providing total end-to-end control of email. Mimecast’s proprietary software platform provides a single system to address key email management issues. Mimecast operates principally in Europe, North America, Africa, and Australia.

Basis of Presentation

The accompanying interim condensed consolidated financial statements are unaudited. These financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2016 and related notes, together with management’s discussion and analysis of financial condition and results of operations, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 25, 2016.

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (GAAP) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements and notes have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2016 contained in the Company’s Annual Report on Form 20-F and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position as of December 31, 2016 and for the three and nine months ended December 31, 2016 and 2015. These interim periods are not necessarily indicative of the results to be expected for any other interim period or the full year.

Goodwill in the amount of $0.3 million was included in other assets as of March 31, 2016 and has been reclassified to Goodwill in this quarterly report on Form 6-K to conform to current period presentation.  This had no impact on previously reported results of operations or cash flows.

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed consolidated financial statements. As of December 31, 2016, the Company’s significant accounting policies and estimates, which are detailed in the Company’s Annual Report on Form 20-F, have not materially changed. See footnotes 7, 13 and 14 related to accounting policies for investments, business combinations, goodwill and intangible assets.

On October 4, 2016, the Company completed a registered secondary public offering in which 4,600,000 ordinary shares were sold at a public offering price of $16.50 per share. All of the shares sold in the secondary offering were sold by the Company’s existing shareholders and the Company did not receive any proceeds from the sale of these shares. The Company incurred approximately $0.6 million in offering expenses on behalf of the selling shareholders in connection with the secondary offering.

2. Principles of Consolidation

The consolidated financial statements include the accounts of Mimecast Jersey and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

3. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.

Significant estimates relied upon in preparing these condensed consolidated financial statements include revenue recognition, allowances for doubtful accounts, intangible asset valuations, amortization periods, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the determination of the fair value of share-based awards issued, share-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Although the Company regularly assesses these estimates, actual results may differ materially from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made. Changes in estimates are recorded in the period in which they become known.

4. Subsequent Events Considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated all subsequent events and determined that there are no material recognized or unrecognized subsequent events requiring disclosure.

5. Revenue Recognition

The Company derives its revenue from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company’s cloud services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services and other revenue, which consists primarily of set-up and ingestion fees as well as training fees.

The Company recognizes revenue when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;
•	the service has been or is being provided to the customer;
•	the collection of the fees is probable; and
•	the amount of fees to be paid by the customer is fixed or determinable.

The Company’s subscription arrangements provide customers the right to access its hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Accordingly, the Company recognizes revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

The Company’s products and services are sold directly by the Company’s sales force and also indirectly by third-party resellers. In accordance with the provisions of ASC 605, the Company has considered certain factors in determining whether the end-user or the third-party reseller is the Company’s customer in arrangements involving resellers. The Company has concluded that in the majority of transactions with resellers, the reseller is the Company’s customer. In these arrangements, the Company considered that it is the reseller, and not the Company, that has the relationship with the end-user. Specifically, the reseller has the ability to set pricing with the end-user and the credit risk with the end-user is borne by the reseller. Further, the reseller is not obligated to report its transaction price with the end-user to the Company, and in the majority of transactions, the Company is unable to determine the amount paid by the end-user customer to the reseller in these transactions. As a result of such considerations, revenue for these transactions is presented in the accompanying consolidated statements of operations based upon the amount billed to the reseller. For transactions where the Company has determined that the end-user is the ultimate customer, revenue is presented in the accompanying consolidated statements of operations based on the transaction price with the end-user.

Subscription and support revenue is recognized ratably over the term of the contract, typically one year in duration, beginning on the commencement date of each contract.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

The Company’s professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized as the services are rendered.

Revenue is presented net of any taxes collected from customers.

At times, the Company may enter into arrangements with multiple-deliverables that generally include multiple subscriptions, premium support and professional services. For arrangements with multiple deliverables, the Company evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially within the Company’s control.

If the deliverables are determined to qualify as separate units of accounting, consideration is allocated to each unit of accounting based on the units’ relative selling prices. The Company determines the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available. The Company has determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

Subscription services have standalone value as such services are often sold separately. In determining whether professional services sold together with the subscription services have standalone value, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the determination that customers cannot resell the services that Mimecast provides, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Professional services sold at the time of the multiple-element subscription arrangement typically include customer set-up and ingestion services. To date, the Company has concluded that all of these professional services included in executed multiple-deliverable arrangements do not have standalone value and are therefore not considered separate units of accounting. These professional services are purchased by customers only in contemplation of, or in concert with, purchasing one of the hosted subscription solutions and, therefore, are not considered a substantive service, such that the provision of such service does not reflect the culmination of the earnings process. Mimecast does not sell these services without the related underlying primary subscription as there would be no practical interest or need on the behalf of a customer to buy these services without the underlying subscription. The Company does not have any knowledge of other vendors selling these services on a stand-alone basis and there is no way for an end-user to resell the deliverable. Accordingly, the deliverables within the arrangement including both subscription services and other professional services are accounted for as a single unit of accounting in accordance with the guidance in SAB No. 104. On these occasions, revenue for the professional services deliverables in the arrangement is recognized on a straight-line basis over the contractual term or the average customer life, as further described below.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. In addition, deferred revenue consists of amounts paid by customers related to upfront set-up or ingestion fees. Revenue related to such services is recognized over the contractual term or the average customer life, whichever is longer. The estimated customer life has been determined to be five years.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent in the accompanying consolidated balance sheets.

6. Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents, investments and accounts receivable. We maintain our cash and cash equivalents and investments with major financial institutions of high-credit quality. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

Credit risk with respect to accounts receivable is dispersed due to our large number of customers. The Company’s accounts receivable are derived from revenue earned from customers primarily located in the United States, the United Kingdom, South Africa and Australia. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. As of December 31, 2016 and March 31, 2016, no individual customer represented more than 10% of our accounts receivable. During the three and nine months ended December 31, 2016 and 2015, no individual customer represented more than 10% of our revenue.

As of December 31, 2016, our investments consist primarily of investment grade fixed income corporate debt securities with maturities ranging from less than 3 month to 13 months, U.S. treasury securities with maturities ranging from 3 to 4 months and non-U.S. government securities with maturities ranging from 2 to 11 months. We diversify our investment portfolio by investing in multiple types of investment-grade securities and attempt to mitigate a risk of loss by using a third-party investment manager.

7. Cash and Cash Equivalents and Short-term and Long-term Investments

The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents.

Cash and cash equivalents consist of cash on deposit with banks, amounts held in interest-bearing money market funds and short-term investments with maturities of 90 days or less from the date of purchase. Cash equivalents are carried at cost, which approximates their fair market value.

The Company determines the appropriate classification of investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified all of its short-term and long-term investments as of December 31, 2016 as “available-for-sale” pursuant to ASC 320, Investments – Debt and Equity Securities. The Company records available-for-sale securities at fair value, with the unrealized gains and losses included in accumulated other comprehensive loss in shareholders’ equity. There were no realized gains or losses on investments for the three and nine months ended December 31, 2016 and 2015.

Investments not classified as cash equivalents are presented as either short-term or long-term investments based on both their stated maturities as well as the time period the Company intends to hold such securities.

The Company reviews investments for other-than-temporary impairment whenever the fair value of an investment is less than the amortized cost and evidence indicates that an investment’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the investment, or if it is more likely than not that the Company will be required to sell the investment before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period.

The following is a summary of cash, cash equivalents and investments as of December 31, 2016 and March 31, 2016:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
December 31, 2016:
Cash and cash equivalents due in 90 days or less	$47,862	$—	$—	$47,862
Investments:
U.S. treasury securities due in one year or less	6,993	2	—	6,995
Non-U.S. government securities due in one year or less	14,518	—	(19)	14,499
Corporate securities due in one year or less	32,987	—	(58)	32,929
Corporate securities due in more than one year	3,001	—	(6)	2,995
Total investments	57,499	2	(83)	57,418
Total cash, cash equivalents and investments	$105,361	$2	$(83)	$105,280

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
March 31, 2016:
Cash and cash equivalents due in 90 days or less	$106,140	$—	$—	$106,140

The Company adjusts the cost of investments for amortization of premiums and accretion of discounts to maturity. The Company includes such amortization and accretion in interest income. The cost of investments sold is based on the specific identification method. The Company includes in interest income interest and dividends on securities classified as available-for-sale.

The aggregate fair value of investments held by the Company in an unrealized loss position for less than twelve months as of December 31, 2016 was $50.4 million.

8. Disclosure of Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, short-term and long-term investments, accounts payable, accrued expenses and borrowings under the Company’s long-term debt arrangements.  The carrying amount of the Company’s long-term debt approximates its fair value due to the interest rates the Company believes it could obtain for borrowings with similar terms.  The Company’s short-term and long-term investments are classified as available-for-sale and reported at fair value in accordance with the market approach utilizing quoted prices that were directly or indirectly observable. The carrying amount of the remainder of the Company’s financial instruments approximated their fair values as of December 31, 2016 and March 31, 2016, due to the short-term nature of those instruments.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

Fair values determined using “Level 1 inputs” utilize unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access.  Fair values determined using "Level 2 Inputs" utilize quoted prices that are directly or indirectly observable. Fair values determined using “Level 3 inputs” utilize unobservable inputs for determining fair values of assets or liabilities that reflect an entity's own assumptions in pricing assets or liabilities. As of December 31, 2016 and March 31, 2016, we did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the three and nine months ended December 31, 2016 and 2015.

The following table summarizes financial assets measured and recorded at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of December 31, 2016 and March 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1 Inputs)	Significant Other Observable Inputs (Level 2 Inputs)	Total
Assets:
Money market funds	$7,588	$—	$7,588
U.S. treasury securities	—	9,995	9,995
Non-U.S. government securities	—	19,991	19,991
Corporate securities	—	35,924	35,924
Total assets	$7,588	$65,910	$73,498

	March 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1 Inputs)	Significant Other Observable Inputs (Level 2 Inputs)	Total
Assets:
Money market funds	$10,675	$—	$10,675
Total assets	$10,675	$—	$10,675

9. Software Development Costs

Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the three and nine months ended December 31, 2016 and 2015, the Company believes the substantial majority of its development efforts were either in the preliminary project stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations as research and development expense.

10. Net Loss Per Share

The following potentially dilutive ordinary share equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the three and nine months ended December 31, 2016 and 2015 as their effect would have been anti-dilutive for the periods presented (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Share options outstanding	7,802	6,144	7,802	6,144
Unvested restricted share units	30	44	30	44
Convertible preferred shares	—	7,382	—	10,839

11. Share-Based Compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under the Company’s share-based compensation plans to employees and members of the Board of Directors (the Board) for their services on the Board, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards and restricted share units issued under the Company’s share-based compensation plans, the fair value of each grant is calculated based on the Company’s share price on the date of grant. For service-based awards, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, the Company recognizes share-based compensation expense using an accelerated attribution method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, the Company accounts for such liability such that the compensation expense will be remeasured at each reporting date until such award is settled. There were no outstanding liability awards as of December 31, 2016 and March 31, 2016. During the three and nine months ended December 31, 2015, total compensation expense related to liability awards was not material.

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received, or of the equity instruments issued, whichever is more reliably measured. The Company determines the total share-based compensation expense related to non-employee awards using the Black-Scholes option-pricing model. Additionally, in accordance with ASC 505, Equity-Based Payments to Non-Employees, the Company accounts for awards to non-employees prospectively, such that the fair value of the awards will be remeasured at each reporting date until the earlier of (a) the performance commitment date or (b) the date the services required under the arrangement have been completed. During the three and nine months ended December 31, 2016 and 2015, the Company did not issue any share-based awards to non-employees.

The fair value of each option grant issued under the Company’s share-based compensation plans was estimated using the Black-Scholes option-pricing model that used the following weighted-average assumptions:

	Nine months ended December 31,
	2016	2015
Expected term (in years)	6.1	6.3
Risk-free interest rate	1.7%	2.4%
Expected volatility	41.1%	43.6%
Expected dividend yield	—%	—%
Estimated grant date fair value per ordinary share	$17.31	$10.43

The weighted-average per share fair value of options granted to employees during the nine months ended December 31, 2016 and 2015 was $7.28 and $5.60, respectively.

The expected term of options for service-based awards has been determined utilizing the “Simplified Method,” as the Company does not have sufficient historical share option exercise information on which to base its estimate. The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. In addition, the expected term for certain share-based awards which are subject to service-based and performance-based vesting conditions, is based on management’s estimate of the period of time for which the instrument is expected to be outstanding, factoring in certain assumptions such as the vesting period of the award, length of service and/or the location of the employee. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. Since there was no public market for its ordinary shares prior to the Company’s initial public offering (IPO) and as the Company’s shares have been publicly traded for a limited time, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issue options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

Prior to the IPO, in the absence of an active market for the Company’s ordinary shares, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a share-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid,  Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its ordinary shares. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors in determining the value of the Company’s ordinary shares at each grant date, including the following factors: (1) prices paid for the Company’s convertible preferred shares, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the grants of share-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

The Company believes this methodology to have been reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s convertible preferred shares. As the Company’s ordinary shares were not actively traded prior to the IPO, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, share-based compensation expense, consolidated net loss and consolidated net loss per share could have been significantly different.

Since the IPO, the fair value of the Company’s ordinary shares at the time of each grant of a share-based award have been based on the market value at the time of each grant.

As of December 31, 2016, the Company has four share-based compensation plans and an employee stock purchase plan, which are more fully described below.

Prior to the IPO, the Company granted share-based awards under three share option plans which are the Mimecast Limited 2007 Key Employee Share Option Plan (the 2007 Plan), the Mimecast Limited 2010 EMI Share Option Scheme (the 2010 Plan), and the Mimecast Limited Approved Share Option Plan (the Approved Plan) (the 2007 Plan, the 2010 Plan and the Approved Plan, collectively, the Historical Plans).

Upon the closing of the IPO, the Mimecast Limited 2015 Share Option and Incentive Plan (the 2015 Plan) and the 2015 Employee Stock Purchase Plan (the ESPP) became effective. Subsequent to the IPO, grants of share-based awards have been made under the 2015 Plan and no further grants under the Historical Plans are permitted.

The 2015 Plan was adopted by the Board on September 2, 2015, approved by our shareholders on November 4, 2015 and became effective on the date of the Company’s IPO. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants. We have initially reserved a total of 5,500,000 ordinary shares for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by our board of directors. The number of options available for future grant under the 2015 Plan as of December 31, 2016 was 5,327,315.

In September 2015, our board of directors adopted the ESPP which was approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000 ordinary shares. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Participating employees of the Company may purchase ordinary shares during pre-specified purchase periods at a price equal to the lesser of 85% of the fair market value of an ordinary share of the Company at the beginning of the purchase period or 85% of the fair market value of an ordinary share of the Company at the end of the purchase period. The Board has not determined the date on which the initial purchase period will commence under the ESPP.

Under the 2015 Plan, the share option price may not be less than the fair market value of the ordinary shares on the date of grant and the term of each share option may not exceed 10 years from the date of grant. Share options typically vest over 4 years, but vesting provisions can vary based on the discretion of the Board. The Company settles share option exercises under the 2015 Plans through newly issued shares. The Company’s ordinary shares underlying any awards that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be added back to the shares available for issuance under the 2015 Plan.

Historically, share-based awards granted under the Historical Plans had a term of 10 years from the date of grant and typically vest over 4 years, however, vesting provisions could vary based on the discretion of the Board. Subsequent to the Company’s IPO, the Company’s ordinary shares underlying any awards that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be not be added back to the shares available for issuance under the Historical Plans.

Certain awards granted by the Company under the Historical Plans are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an IPO. As a result, no compensation cost related to share-based awards with these performance conditions had been recognized through the date of the Company’s IPO, as the Company had determined that a liquidity event was not probable. Upon the IPO, 100% of the unvested portion of options granted under the Historical Plans prior to May 13, 2014 became vested. For options issued to employees other than those in the Company’s U.S. subsidiary, 25% of the vested shares underlying options became exercisable immediately upon the listing, 50% of the shares underlying options will become exercisable 12 months following the date of the listing, and 25% of the shares underlying options will become exercisable 24 months following the date of the listing. Upon consummation of the IPO, the Company began to record expense for these awards using the accelerated attribution method over the remaining service period. Options granted on or after May 13, 2014 under the 2010 Plan and the Approved Plan shall continue vesting as set forth in the option award agreements. In certain situations, the Board has approved modifications to employee share option agreements, including the removal of exercise restrictions for share options for which the service based vesting has been satisfied which resulted in additional share-based compensation expense. The total modification expense in the three and nine months ended December 31, 2016 was $2.1 million and $2.8 million, respectively. The total modification expense in the three and nine months ended December 31, 2015 was $0.7 million and $1.3 million, respectively.

Share-based compensation expense recognized under the Historical Plans and the 2015 Plan in the accompanying consolidated statements of operations was as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Cost of revenue	$730	$350	$1,201	$479
Research and development	735	1,293	1,468	1,367
Sales and marketing	1,531	1,481	3,637	2,331
General and administrative	645	826	1,643	1,752
Total share-based compensation expense	$3,641	$3,950	$7,949	$5,929

Share option activity under the 2015 Plan and the Historical Plans for the nine months ended December 31, 2016 was as follows:

	Number of Awards	Weighted Average Exercise Price (3)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding at March 31, 2016	8,069,866	$5.00	7.16	$38,541
Options granted	754,000	$17.31
Options exercised	(878,054)	$2.24
Options forfeited and cancelled	(143,524)	$7.83
Outstanding at December 31, 2016	7,802,288	$6.38	6.91	$90,248
Exercisable at December 31, 2016	3,569,704	$2.53	4.95	$54,872
Exercisable and expected to be exercisable at December 31, 2016 (2)	7,572,419	$6.24	6.84	$88,639

(1)

The aggregate intrinsic value was calculated based on the positive difference, if any, between the closing price of our ordinary shares on the NASDAQ Global Select Market on December 31, 2016, and the exercise price of the underlying options.

(2)

This represents the number of exercisable options as of December 31, 2016 plus the number of options expected to become exercisable as of December 31, 2016 based on the options outstanding as of December 31, 2016, adjusted for the estimated forfeiture rate.

(3)

Certain of the Company’s option grants have an exercise price denominated in British pounds. The weighted-average exercise price at the end of each reporting period was translated into U.S. dollars using the exchange rate at the end of the period. The weighted-average exercise price for the options granted, exercised, forfeited and expired was translated into U.S. dollars using the exchange rate at the applicable date of grant, exercise, forfeiture or expiration, as appropriate.

The total intrinsic value of options exercised was $12.0 million for the nine months ended December 31, 2016. Total cash proceeds from option exercises was $2.0 million for the nine months ended December 31, 2016.

In November 2015, the Company granted restricted share units (RSUs) to two of its Directors in the amount of 25,000 and 20,000, respectively. The RSU in the amount of 25,000 vests over three years on a monthly basis. The RSU in the amount of 20,000 cliff vested over a five month period and was fully vested in the first quarter of 2017.  In October 2016, the Company granted RSUs to two of its Directors totaling 14,190, which cliff vest over a twelve month period.  RSU activity under the 2015 Plan for the nine months ended December 31, 2016 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Intrinsic Value
	(in thousands, except per share)
Unvested restricted share units as of March 31, 2016	42,224	$10.00	$412
Restricted share units granted	14,190	$21.14	300
Restricted share units vested	(26,246)	$10.00	286
Restricted share units canceled	—	$—	—
Unvested restricted share units as of December 31, 2016	30,168	$15.24	$540

As of December 31, 2016, there was approximately $14.7 million of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards subject to service-based vesting conditions, which is expected to be recognized over a weighted-average period of 3.16 years. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

As of December 31, 2016, there was approximately $0.6 million of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards, subject to both service-based vesting conditions and a performance-based vesting condition based on a liquidity event, which occurred upon the Company’s IPO. The unrecognized share-based compensation related to these awards is expected to be recognized over a weighted-average period of 1.20 years.

12. Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. Comprehensive loss consists of net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net loss. Specifically, cumulative foreign currency translation adjustments and unrealized gains and losses on investments are included in accumulated other comprehensive loss. As of December 31, 2016 and March 31, 2016, accumulated other comprehensive loss is presented separately on the consolidated balance sheets and consists of cumulative foreign currency translation adjustments and unrealized gains and losses on investments.

13. Acquisition

On November 21, 2016, the Company entered into an Asset Purchase Agreement (APA) to purchase substantially all of the assets of iSheriff, Inc. (iSheriff), a leading cloud-based security provider. This acquisition will provide Mimecast’s customers additional real-time email threat intelligence and detection expertise and complements Mimecast’s existing portfolio of email security, continuity and archiving solutions. The total preliminary purchase price of $6.2 million consisted of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the APA includes contingent consideration related to a discretionary purchase price in the amount of $2.0 million which is payable at the sole and absolute discretion of the Company on the one year anniversary of the purchase date. The Company considers the payment of the discretionary purchase price to be remote and has determined the fair value of contingent consideration to be zero. The cash payment may be adjusted for certain working capital adjustments which are identified by the Company within 75 days of the acquisition date and subject to a 30-day review period by the seller. These adjustments, if any, will affect the final amount of the purchase price and the allocation of that purchase price to the working capital accounts. The Company expects to finalize the purchase price and allocations in the period ending March 31, 2017.

The acquisition of iSheriff has been accounted for as a business combination and, in accordance with ASC 805, Business Combinations, the Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition dates. The following table summarizes the preliminary purchase price allocation recorded in the third quarter of 2017 (in thousands):

Fair value of assets acquired and liabilities assumed:
Prepaid expenses	$65
Accounts receivable	237
Intangible assets	1,654
Goodwill	5,151
Total assets acquired	7,107
Deferred revenue	(805)
Accrued liabilities	(128)
Total fair value of assets acquired and liabilities assumed	$6,174

In the three months ended December 31, 2016, acquisition-related expenses were $0.3 million. Acquisition-related expenses have been included primarily in general and administrative expenses in the condensed consolidated statements of operations. The operating results of iSheriff are included in the condensed consolidated statements of operations beginning on the acquisition date.

The significant intangible assets identified in the preliminary purchase price allocation discussed above include developed technology and customer relationships, which are amortized over their respective useful lives on a straight line basis. The preliminary allocation of the purchase price is subject to revisions as additional information is obtained about the facts and circumstances that existed at the time of acquisition. To value the developed technology asset, the Company utilized the income approach, specifically a discounted cash-flow method known as the multi-period excess earnings method. Customer relationships represent the underlying relationships with certain customers to provide ongoing services for products sold. The Company utilized the income approach, specifically the distribution method which is a subset of the excess-earnings method, to value the customer relationships.

A portion of the purchase price has been allocated to intangible assets and goodwill, respectively, and is reflected in the tables above. The fair value of the assets acquired and liabilities assumed is less than the purchase price, resulting in the recognition of goodwill. The goodwill reflects the value of the synergies we expect to realize and the assembled workforce and is not deductible for tax purposes. The purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon the respective estimates of fair value as of the date of the acquisition, which remains preliminary as of December 31, 2016, and using assumptions that the Company’s management believes are reasonable given the information then available. The final allocation of the purchase price may differ materially from the information presented in these condensed consolidated financial statements.

The following table presents the estimated fair values and useful lives of the identifiable intangible assets acquired and risk-adjusted discount rates used in the valuation:

	Amount	Weighted Average Useful Life	Risk Adjusted Discount Rates used in Valuation
	(in thousands)	(in years)
Developed technology	$1,546	10	18%
Customer relationships	108	7	18%
Total Identifiable intangible assets	$1,654

Pro Forma Financial Information

The following unaudited pro forma information presents the condensed combined results of operations of the Company and iSheriff for the three and nine months ended December 31, 2016 and 2015 as if the acquisition of iSheriff had been completed on April 1, 2015. These pro forma condensed consolidated financial results have been prepared for comparative purposes only and include certain adjustments that reflect pro forma results of operations such as fair value adjustments (step-downs) for deferred revenue, reversal of revenues and costs directly attributable to products not acquired, increased amortization for the fair value of acquired intangible assets and adjustments to eliminate transaction costs incurred by the Company and iSheriff.

The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings which may result from the consolidation of the operations of the Company and iSheriff. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of the results of operations that actually would have been achieved had the acquisition occurred as of April 1, 2015, nor are they intended to represent or be indicative of future results of operations (in thousands) except per share amounts:

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Revenue	$48,567	$37,423	$135,168	$105,727
Net loss	(3,359)	(2,320)	(4,564)	(5,520)

Basic and diluted net loss per share	$(0.06)	$(0.05)	$(0.08)	$(0.15)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	54,949	42,514	54,625	36,409

14. Goodwill and Acquired Intangible Assets

The following is a rollforward of our goodwill balance (in thousands):

Goodwill
Balance as of March 31, 2016	$254
Goodwill acquired	5,151
Effect of foreign exchange rates	(35)
Balance as of December 31, 2016	$5,370

Purchased intangible assets consist of the following (in thousands):

	Weighted-
	Average	December 31, 2016
	Remaining	Gross		Net
	Useful Life	Carrying	Accumulated	Carrying
	(in years)	Value	Amortization	Value
Developed technology	10	$1,546	$19	$1,527
Customer relationships	7	108	2	106
		$1,654	$21	$1,633

The Company recorded amortization expense of $21 thousand for the three and nine month periods ended December 31, 2016. Amortization relating to developed technology is recorded within cost of revenue and amortization of customer relationships is recorded within sales and marketing expenses.

Future estimated amortization expense of acquired intangibles as of December 31, 2016 is as follows (in thousands):

Remainder of 2017	$43
2018	170
2019	170
2020	170
2021	170
Thereafter	910
Total	$1,633

15. Debt

In January 2012, Mimecast Services Limited and Mimecast North America, Inc., with Mimecast UK as guarantor, entered into a loan agreement with a lender (the Loan Agreement) providing for up to a £4.0 million asset based line of credit (the Equipment Line). Under the Equipment Line, the Company could use the borrowing capacity to finance Eligible Equipment purchases, as defined in the Loan Agreement, in British pounds or U.S. dollars. Outstanding amounts under the Equipment Line accrued interest at a rate equal to the U.K. LIBOR plus 6.00% per annum for advances in British pounds or the greater of (i) 7.50% per annum and (ii) the Prime Rate plus 3.50% per annum for U.S. dollar advances. Advances under the Equipment Line were repayable in 36 equal monthly payments of principal and interest following the date of the borrowing under the Equipment Line but no later than June 30, 2015.

In January 2013, the Company amended the Loan Agreement (the First Amendment) to aggregate the outstanding British pound advances and U.S. dollar advances into two individual Equipment Line advances of £1.7 million (the Sterling Equipment Advances) and $1.6 million (the U.S. Dollar Equipment Advances, collectively the Equipment Line Advances) and allowed for no additional advances under the Equipment Line. The First Amendment amended the interest rate on the Equipment Line Advances to a 4.50% per annum fixed interest rate and also extended the maturity date for the Equipment Line Advances to February 1, 2017, which includes an interest only period for the first twelve months following the First Amendment date. At December 31, 2016 and March 31, 2016, the Company had outstanding borrowings of $0.1 million and $0.7 million, respectively, related to the Sterling Equipment Advances and had outstanding borrowings of $0.1 million and $0.5 million, respectively, related to the U.S. Dollar Equipment Advances. There were no amounts available for future borrowings under the Equipment Line as of December 31, 2016 or March 31, 2016.

As part of the First Amendment, the Company entered into a line of credit of up to the lesser of (i) £7.5million and (ii) the equivalent of 80% of Eligible Accounts Receivables, as defined, plus £2.5 million (the Revolving Line). Under the Revolving Line, the Company could borrow in British pounds, U.S. dollars or Euros and the Revolving Line had a maturity date of January 31, 2015. Advances under the Revolving Line bore interest at the greater of the Bank of England base rate plus 3.75% per annum, and 4.25% per annum for British pound advances, the Prime Rate plus 1.00% per annum and 4.25% per annum for U.S. dollar advances, and the Euro LIBOR plus 4.00% per annum and 4.25% per annum for Euro advances.

In July 2014, the Company further amended the Loan Agreement (the Second Amendment) and increased the Revolving Line from up to £7.5 million to up to £10 million (the Amended Revolving Line). The Amended Revolving Line had £5.0 million available upon the Second Amendment and another £5.0 million upon completion of an additional equity financing, which occurred upon completion of the Company’s IPO. The Second Amendment also extended the maturity date of the Amended Revolving Line to July 15, 2016 and decreased the maximum interest rate on any advances to 4.00% per annum. At March 31, 2016, the Company had no amounts outstanding under the Amended Revolving Line. At March 31, 2016, the Company had £10.0 million available for future borrowing under the Amended Revolving Line. The Amended Revolving Line expired unused on July 15, 2016 and as a result, no amounts were available for future borrowings under the line of credit as of December 31, 2016.

With the First Amendment, the Company also entered into a £3.0 million fixed interest rate term loan (the First Term Loan), which is repayable in 36 monthly installments starting twelve months following the first business day of the borrowing. Interest on the First Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the First Term Loan matures on March 1, 2017. With the Second Amendment, the Company entered into a second £5.0 million fixed interest rate term loan (the Second Term Loan), which is repayable in 36 monthly installments starting nine months following the first business day of the borrowing. Interest on the Second Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the Second Term Loan matures on January 1, 2018. At December 31, 2016, the Company had $0.2 million and $2.2 million outstanding on the First Term Loan and Second Term Loan, respectively. At March 31, 2016, the Company had $1.3 million and $4.4 million outstanding on the First Term Loan and Second Term Loan, respectively.

Under the Second Amendment, the Company was required to comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as defined within the Second Amendment. The interest rate would increase by 3.00% if the Company was not able to meet the financial covenants or had any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Second Amendment to declare all amounts outstanding under the Second Amendment, together with accrued interest and fees, to be immediately due and payable. In addition, the Second Amendment was secured by substantially all of our assets.

In November 2015, the Company further amended the Loan Agreement (the Fourth Amendment) to reflect the change in its reporting entity, to make available the additional £5.0 million in available credit under the facility that became accessible upon the completion of the IPO, and to adjust certain financial covenants, including recurring revenue and adjusted quick ratio covenants. Under the Fourth Amendment, the Company must comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as defined. The interest rate will increase by 3.00% if the Company is not able to meet the financial covenants or has any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Fourth Amendment to declare all amounts outstanding under the Fourth Amendment, together with accrued interest and fees, to be immediately due and payable. In addition, the Fourth Amendment is secured by substantially all of our assets. The Company was in compliance with all covenants under the Fourth Amendment and Second Amendment as of December 31, 2016 and March 31, 2016, respectively.

The weighted-average interest rate for long-term debt was 4.50% per annum as of December 31, 2016 and March 31, 2016.

The Company has assessed these refinancing activities and determined they were modifications and not an extinguishment under ASC 470, Debt.

16. Contingencies

Litigation

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the three and nine months ended December 31, 2016 and 2015, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification

The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of December 31, 2016 and March 31, 2016, the Company has not incurred any costs for the above guarantees and indemnities.

In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

17. Segment and Geographic Information

Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment.

Geographic Data

The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the contracting subsidiary. Total revenue by geographic area was as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Revenue:
United States	$24,034	$16,262	$64,445	$43,982
United Kingdom	15,160	14,395	45,427	41,506
South Africa	7,336	5,544	19,735	17,206
Other	1,803	929	4,547	2,271
Total revenue	$48,333	$37,130	$134,154	$104,965

Property and equipment, net by geographic location consists of the following (in thousands):

	At December 31,	As of March 31,
	2016	2016
United States	$14,724	$11,363
United Kingdom	8,358	7,677
Australia	3,585	2,886
South Africa	3,073	2,569
Other	384	311
Total	$30,124	$24,806

18. Income Taxes

The provision for income taxes for the three months ended December 31, 2016 and 2015 was $0.4 million and $0.1 million, respectively, on loss before income taxes of $3.0 million and $1.1 million, respectively. The provision for income taxes for the three months ended December 31, 2016 and 2015 was primarily attributable to our South African entity.

The provision for income taxes for the nine months ended December 31, 2016 and 2015 was $1.2 million and $0.3 million, respectively, on loss before income taxes of $1.6 million and $1.0 million, respectively. The provision for income taxes for the nine months ended December 31, 2016 and 2015 was primarily attributable to our South African entity.

In assessing our ability to realize our net deferred tax assets, we considered various factors including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, to determine whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon these factors, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against our net deferred tax assets.

As of December 31, 2016 and March 31, 2016, the Company had liabilities for uncertain tax positions of $2.3 million, none of which, if recognized, would impact the Company’s effective tax rate. Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying condensed consolidated statements of operations. As of December 31, 2016 and March 31, 2016, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is not currently under audit. The Company believes it has recorded all appropriate provisions for all jurisdictions and open years. The Company, however, can give no assurance that taxing authorities will not propose adjustments that would increase its tax liabilities.

19. Recently Issued and Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance is effective for annual reporting periods beginning after December 15, 2017 including interim reporting periods within that reporting period and allows for either full retrospective or modified retrospective application. Early adoption is permitted, but not before the original public organization effective date (that is, annual periods beginning after December 15, 2016). The Company is currently evaluating the adoption method it will apply and the impact of the adoption of ASU 2014-09 on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.  ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016 and earlier application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810)-Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. The Company adopted this standard on April 1, 2016 and the adoption did not have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires the Company to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. ASU 2015-03 will be effective for annual reporting periods beginning after December 15, 2015 and interim periods within those fiscal years. The new guidance will be applied retrospectively to each prior period presented. The Company adopted this standard retrospectively on April 1, 2016 and the adoption did not have a material impact on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. The ASU aims to reduce complexity and diversity in practice. The Company adopted this standard prospectively on April 1, 2016 and the adoption did not have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendment requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-17 on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those annual periods, beginning after December 15, 2016 and allows for prospective, retrospective or modified retrospective adoption, depending on the area covered in the update, with early adoption permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-09 on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-15 is required for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-15 on its consolidated financial statements.